FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2011

Commission File Number: 001-34638

SPROTT PHYSICAL GOLD TRUST

(Translation of registrant’s name into English)

Suite 2700, South Tower,

Royal Bank Plaza,

200 Bay Street,

Toronto, Ontario,

Canada M5J 2J1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a press release announcing the filing of the Annual Financial Statements for the fiscal year ended December 31, 2010 for Sprott Physical Gold Trust (the “Trust”) on Form 40-F.  Attached hereto as Exhibit 99.2 is an announcement by the Trust regarding the filing of a preliminary base shelf prospectus in Canada for the Trust.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPROTT PHYSICAL GOLD TRUST
(Registrant)
By Sprott Asset Management GP Inc.,
as general partner of
the manager of the Registrant

By:	/s/ Kirstin H. McTaggart
Kirstin H. McTaggart
Corporate Secretary

Dated: March 14, 2011